Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling
July 31, 2017	Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                          Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-212142)

Dear Mr. Ganley:

In a telephone conversation on July 24, 2017, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on June 21, 2016 and subsequently amended by Amendment No. 1 on June 14, 2017. We have revised the Registration Statement to respond to the comments you provided, including during the telephone conversation, and today filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Fees and Expenses Table

1.                                          Page 15 – Please disclose as a line item in the Fees and Expenses table the $15 transaction fee assessed by the Company’s dividend reinvestment plan administrator to a stockholder who instructs the sale of shares held by the plan administrator in such stockholder’s account.

The Fund has not included the transaction fees assessed by the Company’s dividend reinvestment plan administrator in the event of a sale of shares held by the plan administrator in the Fees and Expenses table because it does not believe such amount is material to the Company or its stockholders and such disclosure would only confuse investors.  For example, as of June 29, 2017, 1,460 of the Fund’s registered holders held a total of 306,129 shares participating in

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

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the dividend reinvestment plan (“DRIP”) through the plan administrator.  The transaction fee assessed by the plan administrator would only apply in the event that a stockholder instructs the sale of shares held by the plan administrator in such stockholder’s account.  Based on the amounts provided above as of June 29, 2017, if every registered stockholder with DRIP shares held by the plan administrator elected to have the plan administrator sell all of its shares, the maximum amount of transaction fees would be $58,635 (calculated as the sum of (a) 1,460 holders x $15 transaction fee and (b) 306,129 shares x $0.12), which is not a material amount to the Corporation or its stockholders.

As noted above, the $15 transaction fee is assessed on the aggregate proceeds sold by the plan administrator on behalf of a given stockholder who instructs the sale in the future and not on a per share basis.  As a result, the impact of the $15 transaction fee will vary significantly depending on the number of shares sold by the stockholder and will bear little to no relationship to the price in the offering.  Disclosing a $15 transaction fee as a stockholder transaction expense on a $10 per share offering price may lead investors to believe that the $15 transaction fee is assessed on a per share basis.  This disclosure would be particularly confusing to an investor, say, who purchased 1,000 shares in the offering and later sold 1,000 shares pursuant to the DRIP.  The impact of the $15 transaction fee to this investor would be 1.5% per share (or 0.15% of the sale proceeds), but not the 150% per share seemingly presented in the line-item disclosure.

For the reasons above, the Fund has revised the disclosure in the Registration Statement to include a footnote disclosing the fees that may be assessed by the plan administrator to a stockholder who instructs the sale of shares held by the plan administrator in such stockholder’s account so investors will have the information and context they need to understand how the fee would apply to the aggregate proceeds in a future sale pursuant to the DRIP.

The Fund also has not included the amount of the per share transaction fee paid under the DRIP on the basis that Instruction 4 to Item 3 of Form N-2 expressly excludes “brokerage commissions” from the required disclosure of DRIP fees.

2.                                          Page 18 – Fees and Expenses - Footnote 10 – The last sentence of this footnote states that interest payments on borrowed funds are not included in operating expenses and therefore interest expense for Acquired Funds are not included in the AFFE line item.  The staff would expect all expenses, including interest expense, of the Acquired Funds to be included in the AFFE calculation.  Please explain why it is appropriate to exclude interest expense of the Acquired Funds from the AFFE calculation.

The Fund believes that only operating expenses of the Acquired Funds that are indirectly borne by the Fund and its stockholders, such as management fees and administrative expenses of the Acquired Funds, should be included in the AFFE calculation for purposes of the Fees and Expenses table.  The interest payments on borrowed funds of the Acquired Funds are not operating expenses like management fees and administrative expenses that reduce the returns to security holders of the Acquired Funds; rather, such interest expense relates to borrowings that

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allow such Acquired Funds to enhance returns to their security holders.  The Fund believes that including interest expense in the Fees and Expenses table would be confusing to investors and would suggest to them that those expenses only reduce the returns to the security holders of such Acquired Funds, and indirectly reduce the returns to the Fund and its stockholders.

Additionally, the Fund advises the Staff on a supplemental basis that the interest expenses of the Acquired Funds, in particular the SDLP, are taken into account in determining the valuation of the Fund’s investment in such Acquired Funds, which in the case of the SDLP is primarily valued using a yield analysis.  The Fund’s 14% yield (at amortized cost and at fair value) on its investment in the SDLP is not impacted by the interest expense of the SDLP.1

The Fund has revised the Registration Statement to include in the footnote the AFFE expense if the interest expense of the Acquired Funds was to be included in the calculation, so investors will have the information.  However, for the reasons above, the Fund believes that it is not appropriate and that it would be confusing to investors to disclose such expense calculation in the Fees and Expenses table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations –Portfolio and Investment Activity – Co-Investment Programs

3.                                          Page 67 – Co-Investment Programs – Senior Direct Lending Program (“SDLP”) – In future filings please consider including additional information in this section related to the SDLP, including a detailed listing of holdings that includes fair value of each holding; a summarized balance sheet and a summarized income statement.  The staff notes that similar disclosures are included for the Senior Secured Loan Program (“SSLP”) on pages 71 to 73 of the registration statement.

The Fund has considered including additional information in this section related to the SDLP.  However, the Fund has determined that it is not appropriate to include additional information in this section related to the SDLP similar to the disclosures that are included for the SSLP because the Fund’s investment in the SDLP does not represent a significant portion of the Fund’s total assets and net assets as of March 31, 2017 or December 31, 2016.  In particular, the Fund’s investment in the SDLP does not meet any of the conditions set forth in 17 CFR Section 210.1-02(w) (“Rule 1-02(w)”), substituting 20% for 10% (as of March 31, 2017 and as of December 31, 2016).  As of March 31, 2017, the highest level of the SDLP’s significance as measured among the investment test, the asset test and the income test specified in Rule 1-02(w) was approximately 10.8% as measured by the asset test.

1                                           The Fund notes the Staff’s response to Question 8 in “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses,” which states that “an Acquiring fund investing in debt must include any transaction fees it paid in connection with acquiring or disposing of a debt interest in an Acquired Fund but not its pro rata portion of the cumulative expenses charged by the Acquired Fund because these expenses do not impact its debt interest in the Acquired Fund.”  Similarly, the expenses of the SDLP do not impact the Fund’s 14% yield on its investment in the SDLP.

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Portfolio Companies

4.                                          Page 126 – Portfolio Companies – Please disclose the total percentage of holdings that are “non-qualifying” and please include a brief discussion of the implication of investing in “non-qualifying” holdings.  The staff notes that this disclosure is included in the 12/31/16 financial statements in Footnotes 9, 10 & 11, however the staff also requests that similar disclosure is included in the “Portfolio Companies” disclosure in the registration statement.

The Fund has revised the disclosure as requested on pages 127-147 of Amendment No. 2.

Financial Statements

5.                                          Page F-29 – 12/31/16 Consolidated Schedule of Investments - Disclosure in footnotes 13, 14, 15, 16 and 17 mention a “Last Out Tranche” investment for certain portfolio companies.  Related to this type of investment:

•                                         Inform us of the location in the registration statement or financial statements that describes this type of investment (e.g. unitranche loan and any agreements among lenders).

•                                         Inform us of the accounting policy for these types of investments.  In the response please explain how the valuation of these investments takes into account the payment prioritization/payment waterfalls and describe the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

•                                         Inform us if any co-lenders subject to these investments are affiliates of the Company.

The Fund advises the Staff that “last out tranche” investments are described on pages 45 and 112 of Amendment No. 1.  As of March 31, 2017, the Fund’s “last out tranche” investments had a fair value of approximately $272 million or approximately 2% of the Fund’s total investment portfolio at fair value.

Such investments are accounted for in a manner similar to the Fund’s other loan investments as described in Note 2 to the Fund’s consolidated financial statements for the year ended December 31, 2016 and the three months ended March 31, 2017.  As discussed in further detail in Note 8 to the Fund’s consolidated financial statements for the year ended December 31, 2016 and the three months ended March 31, 2017, “Fair Value of Financial Instruments,” the Fund’s portfolio investments are typically valued using two different valuation techniques:  (1) an analysis of the enterprise value (“EV”) of the portfolio company and (2) a yield analysis.  In both techniques, the payment prioritization/payment waterfalls are considered in the analysis.  For the analysis of the EV, once the EV of the portfolio company is determined, the amount of any outstanding securities that have a priority to any such “last out tranche” investment must first be deducted from the EV to determine what value remains to cover the Fund’s “last out tranche”

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investment.  To the extent there is a shortfall, this may be a signal that such investment is credit-impaired, which could warrant a reduction to the Fund’s fair value determination of such investment.  For the yield analysis, two of the main inputs are the leverage through the Fund’s investment relative to the EV of the portfolio company as well as the attachment point.  Any outstanding securities that have a priority to the Fund’s “last out tranche” investment would be included in any such leverage and attachment point calculations.

With respect to the calculation of interest income, if appropriate under the circumstances, the contractual interest earned from the Fund’s “last out tranche” investments, including any re-allocated interest payments on the “first out tranche” that the Fund is contractually entitled to receive pursuant to the terms of an agreement among lenders or similar agreement, is recognized on an accrual basis. To the extent the Fund’s “last out tranche” investments were purchased at a discount from or premium to par value, any such discount/premium are accreted/amortized into interest income over the life of such investment using the effective yield method.

The Fund advises the Staff that funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of the Fund, are co-lenders in both the “first out tranche” and “last out tranche” of certain of these investments.  No other affiliates are co-lenders in these investments.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:   Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation